Proxy

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

AUSTRAL PACIFIC ENERGY LTD.
(“Company”)

to be held at the Duxton Hotel (Ballroom A, 6th floor), 170 Wakefield Street, Wellington, New Zealand, on Tuesday, May 2, 2006, at 3:00 pm (New Zealand standard time) (“Meeting”)

The undersigned member (“Registered Shareholder”) of the Company appoints DAVID NEWMAN, Chairman of the Board and a Director of the Company, or failing him, JEANETTE WATSON, Secretary of the Company, or in the place of the foregoing, _____________________________ (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting and at every adjournment thereof, to the same extent and with the same powers as if the Registered Shareholder were present at the Meeting, or any adjournment thereof.

The Registered Shareholder directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified in this Proxy.

The Registered Shareholder revokes any proxy previously given to attend and vote at the Meeting.

REGISTERED HOLDER PRINT HERE: ______________________________________

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

Resolutions

(For full details of each item, please see the enclosed Notice of Meeting and Management Proxy Circular)

		For	Against
1	To fix the number of directors at five (5)
2	To elect as directors:	For	Withhold*
Ronald Giuseppe Luigi Bertuzzi
Douglas Wayne Ellenor
Peter Julian Hill
David Arthur Ross Newman
Richard Ernest Webber
3	To re-appoint KPMG New Zealand, Chartered Accountants, as Auditor of the Company
		For	Against
4	To authorise the Directors to fix the Auditor’s remuneration
5	To approve the adoption of the 2006 Share Option Plan
6	To approve a special resolution to continue the Company to the jurisdiction of British Columbia
7	Subject to approval of the resolution to continue the Company to the Province of British Columbia, to approve a special resolution authorizing a new class of Preferred Shares
8	Subject to approval of the resolution to continue the Company to the Province of British Columbia, to approve a special resolution authorizing the directors to adopt a new set of corporate articles appropriate to a British Columbia company
9	To authorize the Company’s directors to issue up to 10 million common shares including related share purchase warrants
10	To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions

THIS PROXY MUST BE SIGNED AND DATED.
SEE IMPORTANT INSTRUCTIONS ON REVERSE.

* Mark “Withhold” if not voting for the election – this term is used in North America when the election is by a plurality of votes.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the management of the Company.

2.

This Proxy Form must be signed by you, the Registered Shareholder, or by your attorney duly authorized in writing. Joint Registered Shareholders must all sign the Form. A Proxy Form completed by a corporation must be executed by a person duly authorized by it, acting with the corporation’s express or implied authority. If this Proxy Form is completed by an attorney, officer, or other representative, the original or a notarised copy of the power of attorney or other empowering instrument, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany this Proxy Form.

3.	If this Proxy Form is not dated in the space provided, it shall be deemed to be dated on the date it was mailed by the Company.

4.

If you, the Registered Shareholder, wish to attend the Meeting and vote on the resolutions in person, simply register with the scrutineers before the Meeting begins. Please bring this Form with you to aid registration.

5.

If you have submitted a Proxy Form, you, the Registered Shareholder, may still attend the Meeting and may vote in person. To do so, you must record your attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

6.	If you are not able to attend the Meeting but you wish to vote on the resolutions, you, the Registered Shareholder, may either:

(a) appoint one of the proxyholders named on the Proxy Form, by leaving the wording appointing a nominee as is (i.e. do not strike out the proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Proxy Form, the proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified with respect to a resolution, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

7.

The securities represented by this Proxy Form will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Proxy Form, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on this Proxy Form or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of the Company’s Share Registrar (as set out below) by hand, mail or fax, no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof.
The Company’s Share Registrar can be contacted by mail or delivery at:
Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna, North Shore City (Private Bag 92119, Auckland 1020), New Zealand
Or by fax on + 64 9 488 8787